TYME COMMERCE, INC.

Reviewed Financial Statements For The Interim Period ended June 30, 2018

August 6, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Tyme Commerce, Inc.
Palo Alto, CA

We have reviewed the accompanying financial statements of Tyme Commerce, Inc. (a corporation), which comprise the balance sheet as of June 30, 2018, and the related statements of income and retained earnings and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 6, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

TYME COMMERCE, INC.
BALANCE SHEET
JUNE 30, 2018

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY	
Contributed Capital	4,793
Retained Earnings (Deficit)	(4,793)
TOTAL SHAREHOLDERS' EQUITY	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ -

Reviewed- See accompanying notes.

TYME COMMERCE, INC.
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH JUNE 30, 2018
_____

Operating Expense		
Research & Development	$	3,250
Legal & Professional		1,045
Rent		250
		4,545
Net Income from Operations		(4,545)
Other Income (Expense)		
State and Local Tax		(248)
Net Income	$	(4,793)

TYME COMMERCE, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH JUNE 30, 2018

_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(4,793)
Net Cash Flows From Operating Activities		(4,793)
Cash Flows From Financing Activities		
Change in Contributed Capital		4,793
Net Cash Flows From Investing Activities		4,793
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		-
Cash at End of Period	$	-

TYME COMMERCE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF INCEPTION THROUGH JUNE 30, 2018

Beginning Equity	-
Change in Contributed Capital	4,793
Net Income	(4,793)
Ending Equity	-

Unaudited- See accompanying notes.

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Tyme Commerce, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a technology company developing next-generation Point-of-Sale (POS) solutions for its customers.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The Company is currently renting office space and is on a month-to-month basis. The monthly rent payment amounts to $19.

Advertising

The Company records advertising expenses in the year incurred.

Equity

The Company's board has authorized the issuance of up to 15,000,000 shares of common stock. As of this report, no shares have been issued. The par value of these shares is stated at $0.00001 per share.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company's initial federal tax filing will be due in early 2019.

The Company is subject to franchise and income tax filing requirements in the State of Delaware. The Company's initial Delaware tax filing will be due in early 2019.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 6, 2018, the date that the financial statements were available to be issued.